UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 9, 2021

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)

Paradeplatz 8, 8001 Zurich, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note

This report on Form 6-K contains the exhibits set forth below.  This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-238458-02 of Credit Suisse AG.

Exhibit 5.1: Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to the Company, with respect to the validity of the $1,400,000,000 aggregate principal amount of 0.520% Fixed Rate Senior Notes due 2023, $1,750,000,000 aggregate principal amount of 1.250% Fixed Rate Senior Notes due 2026 and $600,000,000 aggregate principal amount of Floating Rate Senior Notes due 2023 under New York law.

Exhibit 5.2: Opinion of Homburger AG, Swiss counsel to the Company, with respect to the $1,400,000,000 aggregate principal amount of 0.520% Fixed Rate Senior Notes due 2023, $1,750,000,000 aggregate principal amount of 1.250% Fixed Rate Senior Notes due 2026 and $600,000,000 aggregate principal amount of Floating Rate Senior Notes due 2023, as to certain matters under Swiss law.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
Date: August 9, 2021	By:	/s/ Thomas Harrop
		Name:	Thomas Harrop
		Title:	Authorized Person

	By:	/s/ Praju Doshi
		Name:	Praju Doshi
		Title:	Authorized Person